Mail Stop 3561

September 25, 2007

Mr. Warren G. Lichtenstein
Chief Executive Officer
SP Acquisition Holdings, Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10022

> **Re:** **SP Acquisition Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed September 14, 2007**
> **File No. 333-142696**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Data, page 27

1.   We note your as adjusted balance sheet data does not balance. For example, your total assets do not equal the sum of your total liabilities, value of common stock subject to redemption and stockholders' equity. Please advise or revise.

Risk Factors, page 29

2.   We note your response to comment five of our letter dated September 7, 2007 and
        we reissue in part our prior comment. In the last risk factor on page 38, please
        discuss in more detail the factors that SP Acq LLC, Steel Partners II, L.P., your
        officers and directors would consider to make additional purchases, such as
        whether to influence the shareholder vote to approve a business combination. We
        may have further comment.

Capitalization, page 58

3.   We note that the as adjusted and Pro Forma as Adjusted columns do not foot. In
        addition, your as adjusted stockholders equity does not reconcile to that presented
        in your summary financial data on page 27. Please advise or revise.

Proposed Business, page 65

Effecting a Business Combination, page 71

Fair Market Value of Target Business or Businesses and Determination of Offering
Amount, page 74

4.   We note your response to comment seven of our previous letter and your
        additional disclosure on page 75. Please include any related risk factors in
        regards to any limitation that shareholders would not be able to rely on such
        fairness opinion.

Conversion Rights, page 78

5.   Please revise the statement on page 78 that requiring physical or electronic
        tendering of shares "would not result in any increased cost to stockholders" to
        take into account the possibility that shareholders elect conversion but the
        transaction is not approved. In such event, it appears that a shareholder might
        have to pay $35 to elect conversion when it would otherwise not be required.

6.   Also, please revise page 78 to delete the reference to a "put" right, which would
        suggest that shareholders have the right to force the company to purchase their
        shares.

7.   Please add a risk factor discussing the extra steps required to convert, the
        additional burden this places upon shareholders, and the time pressures and
        additional cost incurred as a result of this step.

8.   Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

Management, page 91

Conflicts of Interest, page 96

9.   We note your disclosure on page 96, and similar disclosure on page 40, that the company has entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C. We also note the disclosure on page 96 that, "Due to those existing … affiliations, members of our management team may have fiduciary obligations to present potential opportunities to those entities prior to presenting them to us which could cause conflicts of interest." Please reconcile the disclosure and provide a listing of each entity with which a conflict of interest may or does exist with the company. Please also revise the related risk factor as appropriate.

Financial Statements

Notes to Financial Statements

Note D – Related Party Transactions, page F-11

10.   Considering the private placement warrants will be sold to SP Acq. LLC, an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven Wolosky, Esq.
        Fax (212) 451-2222